UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-34934

COSTAMARE INC.

(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue, 17564 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on January 30, 2012 (File No. 333-179244), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release Dated April 24, 2013: Costamare Inc. Reports Results for First Quarter Ended March 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 24, 2013

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR FIRST QUARTER ENDED MARCH 31, 2013

Athens, Greece, April 24, 2013 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2013.

Financial Highlights

•

Voyage revenues of $91.5 million for the three months ended March 31, 2013.

•

Voyage revenues adjusted on a cash basis $94.8 million for the three months ended March 31, 2013.

•

Adjusted EBITDA of $61.2 million for the three months ended March 31, 2013.

•

Net income of $24.7 million or $0.33 per share for the three months ended March 31, 2013.

•

Adjusted net income of $21.9 million or $0.29 per share for the three months ended March 31, 2013.

New Business Developments

•

On March 14 and April 8, 2013, the Company took delivery of the 8,827 TEU newbuild containership vessels MSC Athens and MSC Athos, which were both built by Sungdong Shipbuilding and Marine Engineering in South Korea. Upon delivery, both vessels commenced their 10-year charters with Mediterranean Shipping Company, S.A. (“MSC”).

•

Sold the 1984-built, 3,584 TEU containership MSC Austria for demolition for approximately $7.9 million. The vessel was delivered to its buyers on April 24, 2013. The sale of the MSC Austria resulted in a book gain of approximately $4.0 million.

•

Agreed with MSC to replace the 1981-built, 3,876 TEU containership MSC Kyoto in the charter party of the MSC Austria which was sold for demolition.

•

Entered into an agreement to charter the 1996-built, 1,504 TEU containership Prosper to COSCO, for a period of approximately one year at a daily rate of $7,350. The vessel was delivered to its charterers on April 16, 2013.

•

Exercised the option to extend the charter of the 1995-built, 1,162 TEU containership Zagora with MSC for a further period of two years starting from May 1, 2013. The daily rate for the first year of the extension was set at $5,700, based on the closest category on the ConTex Index.

Dividend Announcements

•

On April 10, 2013, the Company declared a dividend for the first quarter ended March 31, 2013, of $0.27 per share, payable on May 8, 2013, to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on April 24, 2013. This will be the Company’s tenth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year, the Company delivered positive results.

In accordance with our newbuilding program, we took delivery of the first two 9,000 TEU newbuild containership vessels. Both vessels commenced their 10-year charters with MSC. This addition, along with the remaining eight vessels currently on order and scheduled for delivery within the next 10 months, will contribute in excess of $1.3 billion of contracted revenues throughout the duration of their charters.

Taking advantage of attractive demolition rates, we sold the 1984-built, 3,584 TEU containership MSC Austria for approximately $7.9 million. The sale resulted in a book gain of approximately $4.0 million.

On the chartering side, the Company has no ships laid up. We recently entered into an agreement to charter the 1996-built, 1,504 TEU containership Prosper to COSCO, for a period of approximately one year at a competitive daily rate of $7,350.

In a challenging market we have minimized our re-chartering risk. The charters for the vessels opening in 2013 and 2014 account for approximately 4% and 3% of our 2013 and 2014 contracted revenues, respectively.

Finally, on April 10, 2013, we declared a dividend for the first quarter of $0.27 per share. Consistent with our dividend policy, we continue to offer an attractive dividend, which we consider to be sustainable based on the size of our contracted cash flows, the quality of our charterers and the prudent amortization of our debt.

We believe that going forward, a containership market under pressure provides us with the opportunity to expand opportunistically in a low rate and asset values environment.”

Financial Summary

Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2012	2013

Voyage revenue	$ 100,031	$ 91,536
Accrued charter revenue (1)	$ 505	$ 3,292
Voyage revenue adjusted on a cash basis (2)	$ 100,536	$ 94,828

Adjusted EBITDA (3)	$ 67,095	$ 61,226

Adjusted Net Income (3)	$ 25,178	$ 21,939
Weighted Average number of shares	61,124,176	74,800,000
Adjusted Earnings per share (3)	$ 0.41	$ 0.29

EBITDA (3)	$ 66,451	$ 64,022
Net Income	$ 24,534	$ 24,735
Weighted Average number of shares	61,124,176	74,800,000
Earnings per share	$ 0.40	$ 0.33

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such a charter, cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2013 and March 31, 2012. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2012	2013

Net Income	$24,534	$24,735
Accrued charter revenue	505	3,292
(Gain) Loss on sale/disposal of vessels	2,801	(2,909)
Realized (Gain) Loss on Euro/USD forward contracts	368	(190)
Gain on derivative instruments	(3,030)	(2,989)

Adjusted Net income	$25,178	$21,939
Adjusted Earnings per Share	$0.41	$0.29
Weighted average number of shares	61,124,176	74,800,000

Adjusted Net income and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/(loss) on sale of vessels, realized (gain)/loss on Euro/USD forward contracts and non-cash changes in fair value of derivatives.  “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars)	2012	2013

Net Income	$24,534	$24,735
Interest and finance costs	20,240	17,564
Interest income	(284)	(209)
Depreciation	20,013	19,882
Amortization of dry-docking and special survey costs	1,948	2,050
EBITDA	66,451	64,022
Accrued charter revenue	505	3,292
(Gain) Loss on sale/disposal of vessels	2,801	(2,909)
Realized (Gain) Loss on Euro/USD forward contracts	368	(190)
Gain on derivative instruments	(3,030)	(2,989)
Adjusted EBITDA	$67,095	$61,226

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/(loss) on sale of vessels, realized (gain)/loss on Euro/USD forward contracts and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

Results of Operations

Three-month period ended March 31, 2013 compared to the three-month period ended March 31, 2012

During the three-month periods ended March 31, 2013 and 2012, we had an average of 46.9 and 46.5 vessels, respectively, in our fleet. In the three-month period ended March 31, 2013, we accepted delivery of the newbuild vessel MSC Athens with a TEU capacity of 8,827, the secondhand vessel Venetiko with a TEU capacity of 5,928, and we sold the vessel MSC Washington, with a TEU capacity of 3,876.  In the three-month period ended March 31, 2012, we accepted delivery of the secondhand vessel MSC Ulsan with a TEU capacity of 4,132, and we sold the vessel Gather, with a TEU capacity of 2,922. In the three-month periods ended March 31, 2013 and 2012, our fleet ownership days totaled 4,221 and 4,227 days, respectively. Ownership days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2012	2013

Voyage revenue	$100.0	$91.5	$(8.5)	(8.5%)
Voyage expenses	(0.7)	(0.7)	-	-
Voyage expenses – related parties	(0.7)	(0.7)	-	-
Vessels operating expenses	(27.7)	(27.9)	0.2	0.7%
General and administrative expenses	(0.9)	(0.9)	-	-
Management fees – related parties	(3.7)	(3.9)	0.2	5.4%
Amortization of dry-docking and special survey costs	(1.9)	(2.0)	0.1	5.3%
Depreciation	(20.0)	(19.9)	(0.1)	(0.5%)
Gain (Loss) on sale/disposal of vessels	(2.8)	2.9	5.7	203.6%
Foreign exchange gains	0.1	0.1	-	-
Interest income	0.2	0.2	-	-
Interest and finance costs	(20.3)	(17.6)	(2.7)	(13.3%)
Other	(0.1)	0.6	0.7	700.0%
Gain on derivative instruments	3.0	3.0	$-	-
Net Income	$24.5	$24.7	0.2	0.8%

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2012	2013

Voyage revenue	$100.0	$91.5	$(8.5)	(8.5%)
Accrued charter revenue	0.5	3.3	2.8	560.0%
Voyage revenue adjusted on a cash basis	$100.5	$94.8	$(5.7)	(5.7%)

Fleet operational data	Three-month period ended March 31,			Percentage Change
	2012	2013	Change

Average number of vessels	46.5	46.9	0.4	0.9%
Ownership days	4,227	4,221	(6.0)	(0.1%)
Number of vessels under dry-docking	2	2	-

Voyage Revenue

Voyage revenue decreased by 8.5%, or $8.5 million, to $91.5 million during the three-month period ended March 31, 2013, from $100.0 million during the three-month period ended March 31, 2012. This decrease is mainly due to (i) decreased charter rates in certain of our vessels during the three-month period ended March 31, 2013, compared to the three-month period ended March 31, 2012, (ii) revenues not earned by vessels which were sold for scrap after the first quarter of 2012, partly offset by the revenues earned by vessels acquired after the first quarter of 2012. Voyage revenues adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 5.7%, or $5.7 million, to $94.8 million during the three-month period ended March 31, 2013, from $100.5 million during the three-month period ended March 31, 2012. The decrease is mainly attributable to the decreased charter rates in certain of our vessels during the three-month period ended March 31, 2013, compared to the three-month period ended March 31, 2012.

Voyage Expenses

Voyage expenses were $0.7 million during the three-month period ended March 31, 2013, and $0.7 million during the three-month period ended March 31, 2012. Voyage expenses mainly include (i) off-hire expenses of our fleet, basically fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.7 million during the three-month period ended March 31, 2013 and in the amount of $0.7 million during the three-month period ended March 31, 2012, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 3, 2010.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/ (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 0.7%, or $0.2 million, to $27.9 million during the three-month period ended March 31, 2013, from $27.7 million during the three-month period ended March 31, 2012.

General and Administrative Expenses

General and administrative expenses were $0.9 million during the three-month period ended March 31, 2013 and $0.9 million during the three-month period ended March 31, 2012.  General and administrative expenses for the three-month periods ended March 31, 2013 and 2012, include $0.25 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 3, 2010.

Management Fees – related parties

Management fees paid to our managers increased by 5.4%, or $0.2 million, to $3.9 million during the three-month period ended March 31, 2013, from $3.7 million during the three-month period ended March 31, 2012. The increase was primarily attributable to the upward adjustment by 4% of the management fee for each vessel (effective January 1, 2013), as provided under our management agreement signed on November 3, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.0 million for the three-month period ended March 31, 2013 and $1.9 million for the three-month period ended March 31, 2012. During the three-month periods ended March 31, 2013 and 2012, two vessels and two vessels, respectively, underwent their special survey. During the three-month period ended March 31, 2013, one vessel completed its respective works and one was in process. During the three-month period ended March 31, 2012, one vessel completed its respective works and one was in process.

Depreciation

Depreciation expense decreased by 0.5%, or $0.1 million, to $19.9 million during the three-month period ended March 31, 2013, from $20.0 million during the three-month period ended March 31, 2012. The decrease was attributable to the decreased calendar days by one day during the first quarter of 2013 (90 calendar days) compared to the first quarter of 2012 (91 calendar days), slightly offset by the increase of the average number of vessels.

Gain (Loss) on Sale of Vessels

During the three-month period ended March 31, 2013, we recorded a gain of $2.9 million from the sale of one vessel. During the three-month period ended March 31, 2012, we recorded a loss of $2.8 million mainly from the sale of one vessel.

Foreign Exchange Gains

Foreign exchange gains amounted to $0.1 million during the three-month periods ended March 31, 2013 and 2012, respectively.

Interest Income

During the three-month periods ended March 31, 2013 and 2012, interest income was $0.2 million and $0.2 million, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 13.3%, or $2.7 million, to $17.6 million during the three-month period ended March 31, 2013, from $20.3 million during the three-month period ended March 31, 2012. The decrease is partly attributable to decreased interest expense charged to us and to decreased commitment fees charged to us, partly offset by the capitalized interest in relation with our newbuilding program.

Gain (Loss) on Derivative Instruments

The fair value of our 30 interest rate derivative instruments which were outstanding as of March 31, 2013, equates to the amount that would be paid by us or to us should those instruments be terminated. As of March 31, 2013, the fair value of these 30 interest rate derivative instruments in aggregate amounted to a liability of $165.3 million. Twenty-nine of the 30 interest rate derivative instruments that were outstanding as at March 31, 2013, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the three-month period ended March 31, 2013, a net gain of $12.4 million has been included in “Comprehensive loss” and a gain of $3.2 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended March 31, 2013.

Cash Flows

Three-month periods ended March 31, 2013 and 2012

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2012	2	2013
Net Cash Provided by Operating Activities	$ 35.4		$ 34.9
Net Cash Used in Investing Activities	$ (44.4)		$ (149.6)
Net Cash Provided by Financing Activities	$ 184.7		$ 30.2

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2013, decreased by $0.5 million to $34.9 million, compared to $35.4 million for the three-month period ended March 31, 2012.  The decrease was primarily attributable to decreased cash from operations of $5.7 million due to decreased charter rates in certain of our vessels during the three-month period ended March 31, 2013, compared to the three-month period ended March 31, 2012, partly offset by (a) favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.6 million, (b) decreased dry-docking payments of $0.7 million and (c) decreased payments for interest (including swap payments) of $0.9 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $ 149.6 million in the three-month period ended March 31, 2013, which consisted of (a) $129.2 million advance payments for the construction and purchase of three newbuild vessels, (b) $22.2 million in payments for the acquisition of one secondhand vessel, (c) $2.4 million advance payment we received from the sale of one vessel for scrap which was delivered to her scrap buyers on April 24, 2013 and (d) $0.6 million in payments for expenses related to the sale of vessel MSC Washington.

Net cash used in investing activities was $44.4 million in the three-month period ended March 31, 2012, which consisted of (a) $20.2 million advance payments for the construction and purchase of two newbuild vessels, (b) $30.0 million in payments for the acquisition of one secondhand vessel and (c) $5.8 million we received from the sale of one vessel.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $30.2 million in the three-month period ended March 31, 2013, which mainly consisted of (a) $36.2 million of indebtedness that we repaid, (b) $87.9 million we drew down from two of our credit facilities and (c) $20.2 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2012.

Net cash provided by financing activities was $184.7 million in the three-month period ended March 31, 2012, which mainly consisted of (a) $46.4 million of indebtedness that we repaid, (b) $148.1 million we drew down from three of our credit facilities, (c) $16.3 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2011 and (d) $100.6 million net proceeds we received from our follow-on offering in March 2012, net of underwriting discounts and expenses incurred in the offering.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of March 31, 2013, we had a total cash liquidity of $231.4 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of April 24, 2013, the following vessels were free of debt.

Unencumbered Vessels in the water

(refer to fleet list on page 12 for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO	2003	5,928
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MESSINI	1997	2,458

Capital commitments

As of April 24, 2013, we had outstanding commitments relating to our contracted newbuilds aggregating $486.4 million payable in installments until the vessels are delivered.

Conference Call details:

On Thursday, April 25, 2013 at 8:30 a.m., EDT, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote “Costamare”.

A replay of the conference call will be available until May 2, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 38 years of history in the international shipping industry and a fleet of 56 containerships, with a total capacity of approximately 328,000 TEU, including eight newbuild containerships on order. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com

Fleet List

The tables below provide additional information, as of April 24, 2013, about our fleet of 56 containerships, including eight newbuilds on order. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	MSC ATHENS	MSC	2013	8,827	10 years	42,000	January 2023	42,000
7	MSC ATHOS	MSC	2013	8,827	10 years	42,000	February 2023	42,000
8	NAVARINO	Evergreen	2010	8,531	1.5 years	30,950	September 2013	30,950
9	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
10	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
11	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
12	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
13	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	27,010
14	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	28,947
15	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	27,203
16	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	25,897
17	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	27,365
18	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865(8)	November 2019	31,398
19	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	31,537
20	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	31,637
21	VENETIKO (ii)	PIL	2003	5,928	1.0 year	14,500	March 2014	14,500
22	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
23	ZIM NEW YORK	ZIM	2002	4,992	13 years	23,150	July 2015(11)	23,150
24	ZIM SHANGHAI	ZIM	2002	4,992	13 years	23,150	August 2015(11)	23,150
25	ZIM PIRAEUS(iii)	ZIM	2004	4,992	10 years	22,150(12)	March 2014	37,775
26	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
27	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
28	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
29	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
30	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
31	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
32	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500	August 2013	17,500
33	MSC KYOTO	MSC	1981	3,876	9.5 years	13,500(13)	September 2018	13,500
34	KORONI	Evergreen	1998	3,842	2 years	10,500(14)	April 2014	11,403
35	KYPARISSIA	Evergreen	1998	3,842	2 years	10,500(15)	May 2014	11,370
36	KARMEN	Sea Consortium	1991	3,351	1.5 years	7,000	May 2013	7,000
37	MARINA	Evergreen	1992	3,351	1.1 years	8,000	June 2013	8,000
38	KONSTANTINA	Evergreen	1992	3,351	1.0 year	7,550	September 2013	7,550
39	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
40	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
41	MESSINI	Evergreen	1997	2,458	1.5 years	8,100	February 2014	8,100
42	MSC REUNION(iv)	MSC	1992	2,024	6 years	11,500	June 2014	11,500
43	MSC NAMIBIA II(iv)	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
44	MSC SIERRA II(iv)	MSC	1991	2,023	5.7 years	11,500	June 2014	11,500
45	MSC PYLOS(iv)	MSC	1991	2,020	3 years	11,500	January 2014	11,500
46	PROSPER	COSCO	1996	1,504	1.0 year	7,350	March 2014	7,350
47	ZAGORA	MSC	1995	1,162	3.7 years	5,700	April 2015	5,700
48	STADT LUEBECK (v)	CMA CGM	2001	1.078	0.7 years	6,200	May 2013	6,200

Newbuilds

Vessel Name		Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)	Capacity (TEU) (16)
1	Hull S4020	Sungdong Shipbuilding	Evergreen	May 2013	8,827
2	Hull S4021	Sungdong Shipbuilding	Evergreen	June 2013	8,827
3	Hull S4022	Sungdong Shipbuilding	Evergreen	July 2013	8,827
4	Hull S4023	Sungdong Shipbuilding	Evergreen	August 2013	8,827
5	Hull S4024	Sungdong Shipbuilding	Evergreen	September 2013	8,827
6	H1068A	Jiangnan Changxing	MSC	December 2013	9,403
7	H1069A	Jiangnan Changxing	MSC	December 2013	9,403
8	H1070A	Jiangnan Changxing	MSC	February 2014	9,403

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between April 24, 2013 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(4)

This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(11)

Charterers shall have the option to terminate the charter by giving six months notice, in which case they will have to make a one-time payment which shall be the $6.9 million reduced proportionately by the amount of time by which the original 3-year extension period is shortened.

(12)

The charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred.

(13)

As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(14)

The charter rate will change to $11,500 per day, starting from May 2013 until the earliest redelivery date.

(15)

The charter rate will change to $11,500 per day, starting from June 2013 until the earliest redelivery date.

(16)

Based on updated vessel specifications.

(i)

The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.

(ii)

The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months at a rate of $28,000 per day.

(iii)

The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iv)

Owners have a unilateral option to extend the charters of the vessels for an additional period of two years at market rate, to be defined annually, based on the closest category on the Contex index.

(v)

The charterer has a unilateral option to extend the charter for an additional six months after the initial period at a daily rate of $8,500.

COSTAMARE INC.

Consolidated Statements of Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2012	2013

	(Unaudited)
REVENUES:
Voyage revenue	$100,031	$91,536

EXPENSES:
Voyage expenses	(691)	(679)
Voyage expenses – related parties	(741)	(692)
Vessels’ operating expenses	(27,692)	(27,880)
General and administrative expenses	(925)	(963)
Management fees - related parties	(3,749)	(3,890)
Amortization of dry-docking and special survey costs	(1,948)	(2,050)

Depreciation	(20,013)	(19,882)
Gain (Loss) on sale/disposal of vessels	(2,801)	2,909
Foreign exchange gains	112	75
Operating income	$41,583	$38,484

OTHER INCOME (EXPENSES):
Interest income	$284	$209
Interest and finance costs	(20,240)	(17,564)
Other	(123)	617
Gain on derivative instruments	3,030	2,989
Total other income (expenses)	$(17,049)	$(13,749)
Net Income	$24,534	$24,735

Earnings per common share, basic and diluted	$0.40	$0.33
Weighted average number of shares, basic and diluted	61,124,176	74,800,000

COSTAMARE INC.

Consolidated Balance Sheets

		As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)		2012	2013
		(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$267,321	182,880
Restricted cash		5,330	5,483
Receivables		2,237	7,473
Inventories		9,398	10,457
Due from related parties		2,616	2,659
Fair value of derivatives		165	-
Insurance claims receivable		1,454	1,157
Accrued charter revenue		5,100	9,345
Prepayments and other		1,862	4,320
Vessel held for sale		4,441	3,660
Total current assets		$299,924	227,434
FIXED ASSETS, NET:
Advances for vessels acquisitions		$339,552	369,692
Vessels, net		1,582,345	1,680,309
Total fixed assets, net		$1,921,897	2,050,001
NON-CURRENT ASSETS:
Deferred charges, net		$34,099	32,926
Restricted cash		41,992	43,044
Accrued charter revenue		13,422	7,927
Total assets		$2,311,334	2,361,332
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt		$162,169	178,749
Accounts payable		5,882	7,137
Accrued liabilities		9,292	11,778
Unearned revenue		5,595	3,537
Fair value of derivatives		55,701	56,701
Other current liabilities		10,772	4,686
Total current liabilities		$249,411	262,588
NON-CURRENT LIABILITIES
Long-term debt, net of current portion		$1,399,720	1,434,806
Fair value of derivatives, net of current portion		125,110	108,558
Unearned revenue, net of current portion		16,641	19,107
Total non-current liabilities		$1,541,471	1,562,471
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock		$8	8
Additional paid-in capital		714,100	714,100
Accumulated deficit		(40,814)	(36,275)
Accumulated other comprehensive loss		(152,842)	(141,560)

Total stockholders’ equity		$520,452	536,273
Total liabilities and stockholders’ equity	$
		2,311,334	2,361,332